Exhibit 99.2

VERTICAL AEROSPACE LTD.

September 16, 2024

Notice to Warrant Holders

Dear Warrant Holder:

Reference is made to that certain Warrant Agreement (the “Warrant Agreement”), dated as of September 10, 2020, by and between Broadstone Acquisition Corp. (“Broadstone”) and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), which Warrant Agreement was assigned and assumed by Vertical Aerospace Ltd. (the “Company”) pursuant to that certain Assignment, Assumption and Amendment Agreement, dated as of December 15, 2021, by and among Broadstone, the Company and the Warrant Agent. All capitalized terms not separately defined in this Notice shall have the same meanings as defined in the Warrant Agreement.

We are writing to inform you, as a registered holder of one or more Warrants, that the Company will effect a reverse share split of the issued and outstanding ordinary shares of the Company, par value $0.0001 per share (the “Reverse Share Split”). The Board of Directors of the Company have approved the Reverse Share Split at a ratio of ten (10) pre-Reverse Share Split shares for one (1) post-Reverse Share Split share. The Reverse Share Split will become effective on September 20, 2024 (the “Effective Date”), and the Company’s ordinary shares will begin trading on the New York Stock Exchange (“NYSE”) on a post-split basis under the Company’s existing trade symbol “EVTL” at the market open on September 23, 2024.

The Reverse Share Split will also result in a proportional decrease in the number of authorized ordinary shares and a proportional increase in the par value of the ordinary shares in accordance with the reverse share split ratio. Upon effectiveness of the Reverse Shares Split, the Company will be authorized to issue 100,000,000 ordinary shares, par value US$0.001 per ordinary share.

Prior to the Effective Date, each whole Warrant is exercisable for one (1) ordinary share of the Company at a Warrant Price of $11.50 per share. Pursuant to Sections 4.2 and 4.3 of the Warrant Agreement, as of the Effective Date, each then-outstanding whole Warrant will be adjusted such that (subject to any future adjustment pursuant to the Warrant Agreement’s terms):

•	the number of ordinary shares issuable upon exercise of each whole Warrant shall be decreased in proportion to the decrease of the number of issued and outstanding ordinary shares of the Company following the Reverse Share Split, resulting in such Warrant being exercisable for one-tenth (1/10) of an ordinary share; and

•	the Warrant Price shall be adjusted by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be one (1) (i.e., the number of ordinary shares purchasable upon the exercise of the Warrants immediately prior to such adjustment), and (y) the denominator of which shall be one-tenth (1/10) (i.e., the number of ordinary shares so purchasable immediately thereafter), resulting in an adjusted Warrant Price of $115.00 per post-Reverse Share Split ordinary share.

In accordance with Section 4.6 of the Warrant Agreement, the Company will not issue fractional shares upon exercise of Warrants following the Reverse Share Split. If, by reason of the adjustments to the Warrants made in relation to the Reverse Share Split, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share, the Company will, upon such exercise, round down to the nearest whole number the number of ordinary shares to be issued to the Warrant holder.

The Reverse Share Split was previously approved by the shareholders of the Company at its annual general meeting held on September 16, 2024.

If you should have any questions, please do not hesitate to contact Investor Relations by email at: investors@vertical-aerospace.com.